LucyDx LLC

Financial Statements and Report

December 31, 2021

Table of Contents



Independent Accountant's Review Report

Andreas Inmann
LucyDx LLC

We have reviewed the accompanying financial statements of LucyDx LLC (the LLC), which comprise the balance sheet as of December 31, 2021, and the related statements of income, members' equity, and cash flows for the period then ended (since inception), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of LucyDx LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the LLC will continue as a going concern. As discussed in Note 4 to the financial statements, the LLC has not yet begun full operations, has relied on capital contributions from owners and accelerator awards to fund costs, and has stated that substantial doubt exists about the LLC's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

_____
Philip Debaugh, CPA

OWINGS MILLS, MD
January 4, 2023


LucyDx LLC

Balance Sheet (Unaudited)

As of December 31, 2021


	Note	2021
Assets		
Current Assets		
Cash and cash equivalents		$ 13,786
Total Current Assets		13,786
Total Assets		13,786
Liabilities & Members' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued expenses		459
Total Current Liabilities		459
Total Liabilities		459
Members' Equity		
Additional paid-in capital		4,000
Retained Earnings		9,327
Total Members' Equity		13,327
Total Liabilities & Members' Equity		$ 13,786

LucyDx LLC

Statement of Income (Unaudited)

For the period (since inception) ended December 31, 2021

	Note		2021
Operating Expenses			
Licensing costs	2	$	2,000
Other operating (income) expense			595
Legal and other professional fees and services			578
Total Operating Expenses			3,173
Other Income	3		12,500
Net Income (Loss)		$	9,327

	Additional Paid-In Capital		Retained Earnings		Total Members' Equity
Net income (loss)	$	-	$	9,327	$	9,327
Capital contributions		4,000		-		4,000
Balance at December 31, 2021	$	4,000	$	9,327	$	13,327

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$	9,327
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		459
Net Cash Provided by (Used in) Operating Activities		9,786
Cash Flows from Financing Activities		
Capital contributions		4,000
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		13,786
Cash, cash equivalents, and restricted cash at beginning of period		-
Cash, Cash Equivalents, and Restricted Cash at End of Year	$	13,786

Notes to the Financial Statements

LucyDx LLC
Notes to the Financial Statements
For the period ended December 31, 2021

1. Summary of significant accounting policies

a. Nature of operations

LucyDx LLC (the Company) is a medical device company in the diagnostics space with the initial purpose of commercializing a wearable diagnostic device for the early detection of diabetic retinopathy. Our technology helps diabetics who want to save their eyesight by detecting retinal eye disease early and is helping medical professionals track and treat eye damage before it becomes permanent.

The Company was formed in the State of Delaware on February 23, 2021.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. These financial statements represent the period from the Company's inception on February 23, 2021 through December 31, 2021.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

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LucyDx LLC
Notes to the Financial Statements
For the period ended December 31, 2021

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Cash and cash equivalents

Cash and cash equivalents includes deposits at financial institutions.

g. Comprehensive income

The Company does not have any comprehensive income items other then net income.

2. Licenses

The Company entered into a an agreement to license patent rights. Payments during the year ended December 31, 2021 totaled $2,000. The total agreement requires payments of $17,919 extending into 2024 as well royalties based on net sales related to the license. Total minimum royalty payments that are due over the four year period from the first commercial sale total $33,000.

3. MassChallenge award

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

LucyDx LLC
Notes to the Financial Statements
For the period ended December 31, 2021

During 2021, the Company received $12,500 from a startup accelerator competition called MassChallenge. The award is a cash award that does not have to be repaid and has been categorized as other income for the period ended December 31, 2021.

4. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company was just formed and has not been capitalized or begun operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise funds via a crowdfunding campaign. The ability of the Company to continue as a going concern is based on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

5. Subsequent events

On August 10, 2022, a license agreement with the Department of Veterans Affairs was executed.

In 2022, the Company received an additional $12,500 in cash awards from the MassChallenge competition.

On November 14, 2022, a contract was executed with Netcapital to establish a Regulation CF crowdfunding campaign.

Management evaluated all activity of the Company through January 4, 2023 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.